Filed pursuant to Rule 433
Registration Nos. 333-138617 and 333-138617-01
Vale Overseas Limited
US$1,000,000,000
5 5/8% Guaranteed Notes due 2019

Issuer:	Vale Overseas Limited
Guarantor:	Vale S.A.
Title of securities:	5 5/8% Guaranteed Notes Due 2019 (the “Securities”)
Aggregate Principal Amount:	US$1,000,000,000
Price to Public:	99.232% of principal amount, plus accrued interest, if any, from September 15, 2009
Gross Proceeds:	US$992,320,000
Annual Interest Rate:	5 5/8% per year
Maturity:	September 15, 2019
Interest Payment Dates:	payable semi-annually on March 15 and September 15, commencing on March 15, 2010
Yield to Maturity:	5.727%
Benchmark:	UST 3 5/8% due August 15, 2019
Benchmark Yield:	101-07+, 3.477%
Spread to Treasury:	UST + 225 bps
Pricing Date:	September 8, 2009
Settlement Date:	September 15, 2009
Ratings*:	Baa2 / BBB+ / BBB / BBB(high) (Moody’s / Standard & Poor’s / Fitch / DBRS)
Minimum Denominations:	US$2,000/US$1,000
Make-Whole Call Spread	UST + 30 bps
Joint book-running managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. Santander Investment Securities Inc.
Format:	SEC-Registered
Underwriters’ Discount:	0.30%
CUSIP:	91911TAJ2
ISIN:	KY91911TAJ24
Listing:	Issuer will apply to list the Securities on the New York Stock Exchange.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs, 85 Broad Street, New York, NY 10004 (tel: (917) 343-8000), HSBC, 452 Fifth Avenue, New York, NY 1008 (tel: (866) 811-8049) or Santander, 45 East 53rd Street, New York, NY 10022 (tel: (212) 407-0995).